Form 10-K, Exhibit 13
period 1998-01-31
CHILDRENS PLACE RETAIL STORES INC
filed 1998-05-01
CIK 1041859

EXHIBIT 13.1
                    THE CHILDREN'S PLACE RETAIL STORES, INC.
              PAGES 13-35 OF THE 1997 ANNUAL REPORT TO STOCKHOLDERS

SELECTED FINANCIAL DATA

  The following table sets forth certain historical and pro forma financial and operating data for the Company. The selected historical financial data for the Company is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements and notes thereto included elsewhere herein.

                                                                      FISCAL YEAR ENDED(1)
                                                 January 31,       February 1,     February 3,         January 28,     January 29,
                                                     1998            1997            1996                 1995            1994
                                                     ----            ----            ----                 ----            ----

 STATEMENT OF OPERATIONS DATA:
 (in thousands, except per share data)
Net sales............................               $192,557        $143,838       $122,060            $107,953          $96,649
Gross profit.........................                 69,092          54,052         38,626              33,724           28,874
Selling, general and administrative
   expenses..........................                 46,542          36,251         30,757              27,873           24,156
Pre-opening costs....................                  2,127             982            311                 178               79
Depreciation and amortization........                  5,958           4,017          3,496               3,344            3,275
                                                   -------------     ----------   ------------       ------------        ----------
Operating income.....................                 14,465          12,802          4,062               2,329            1,364
Interest expense, net................                  2,647           2,884          1,925               1,303            1,150
Other expense, net...................                    139             396            447                   0                0
                                                   -------------   ------------   ------------       ------------       ----------
Income before income taxes,
   extraordinary item and cumulative
   effect of accounting change........                11,679           9,522          1,690               1,026               214
Provision (benefit) for
   income taxes (2)...................                 4,695         (20,919)            36                  54                53
                                                    ------------    -----------    -----------         -----------       ----------
Income before extraordinary item.......                6,984          30,441          1,654                 972               161
Extraordinary (loss) gain (3)..........               (1,743)              0              0                 490            15,169
                                                    ------------   ------------    -----------         -----------       ----------
Net income (4).........................               $5,241         $30,441         $1,654              $1,462           $14,780
                                                    =============  ============    ============        ============     ===========
Pro forma diluted income per common
  share before extraordinary item......                $0.29           $1.28
Extraordinary item.....................
                                                       (0.07)            --
                                                       ------         ---------
Pro forma diluted net income
  per common share (5).................                $0.22           $1.28
                                                     =============   ==========
Pro forma diluted weighted average
  common shares outstanding (5).........              24,358          23,804

Selected Operating Data:
Number of stores open at end of period...                155             108             91                  87                87
Comparable store sales increase
 (decrease) (6) (7).....................                   2%              9%            10%                 13%               (2%)
Average net sales per store
  (in thousands) (7) (8)................              $1,487          $1,479         $1,362              $1,264            $1,124
Average square footage per store (9)....               4,123           4,284          4,528               4,786             4,954
Average net sales per gross square
 foot (7) (10)...........................               $350            $335           $292                $259              $226

BALANCE SHEET DATA (IN THOUSANDS):
Working capital (deficit)................            $20,238         $11,951       ($17,630)           ($10,398)         ($11,621)
Total assets.............................             79,353          64,479         32,073              26,556            26,600
Long-term debt...........................                 26          20,504         15,735              21,626            23,719
Stockholders' equity (deficit)...........             58,467          27,298        (11,735)            (13,388)          (15,338)

---------------------------

   (1) All references to the Company's fiscal years refer to the 52- or 53-week year ended on the Saturday nearest to January 31 of the following year. For example, references to fiscal 1997 mean the fiscal year ended January 31, 1998. Fiscal 1995 was a 53-week year.

   (2) The provision (benefit) for income taxes for fiscal 1996 reflected the reversal of a valuation allowance of $21.0 million on a net deferred tax asset.

   (3) Extraordinary gains during fiscal 1993 and fiscal 1994 represented forgiveness of debt in connection with a debt restructuring undertaken with the consent of the Company's creditors. Extraordinary loss in fiscal 1997 represented the write-off of unamortized deferred financing costs and unamortized debt discount as a result of the repayment of the senior subordinated notes in conjunction with the Company's initial public offering.

   (4) Net income for fiscal 1993 included a $550,000 charge related to the cumulative effect of a change in accounting for inventory capitalization.

   (5) Pro forma diluted net income per common share is calculated by dividing net income by the pro forma diluted weighted average common shares and common share equivalents outstanding. The pro forma weighted average common shares outstanding and common share equivalents used in computing diluted net income per common share for fiscal 1997 are based on the number of common shares and common share equivalents as if the Stock Split, the Series B Conversion and the Reclassification had occurred on the first day of fiscal 1997. The pro forma weighted average common shares outstanding and common share equivalents used in computing pro forma diluted net income per common share for fiscal 1996 are based on the number of common shares and common share equivalents outstanding as if (i) the Stock Split, the Series B Conversion and the Reclassification, (ii) the 1996 Private
         Placement of Common Stock, (iii) the cancellation of the outstanding preferred shares, and (iv) the granting of management options in conjunction with the 1996 Private Placement, had occurred on the first day of fiscal 1996.

  (6) The Company defines comparable store sales as net sales from stores that have been open for more than 14 full months and have not been substantially remodeled during that time.

  (7) For purposes of determining comparable store sales increase (decrease), average net sales per store and average net sales per gross square foot, fiscal 1995 results were recalculated based on a 52-week year.

  (8) Represents net sales from stores open throughout the full period divided by the number of such stores.

  (9) Average square footage per store represents the square footage of stores open on the last day of the period divided by the number of such stores.

(10) Represents net sales from stores open throughout the full period divided by the gross square footage of such stores.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS, WHICH ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. THOSE STATEMENTS INCLUDE, BUT MAY NOT BE LIMITED TO, THE DISCUSSIONS OF THE COMPANY'S OPERATING AND GROWTH STRATEGY. INVESTORS ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THE BUSINESS SECTION OF THE COMPANY'S ANNUAL REPORT ON FORM10-K FOR THE YEAR ENDED JANUARY 31, 1998. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE TO BE INACCURATE, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT WILL PROVE TO BE ACCURATE. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES AND PLANS OF THE COMPANY WILL BE ACHIEVED. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT EVENTS AND CIRCUMSTANCES OCCURRING AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of net sales:

                                               FISCAL YEAR ENDED
                                 January 31,       February 1,     February 3,
                                     1998              1997             1996
                                 -----------       -----------     -----------

Net sales........................   100.0%          100.0%            100.0%
Cost of sales....................    64.1            62.4              68.4
                                    -----           ------            -------
Gross profit....................    35.9             37.6              31.6
Selling, general and
 administrative expenses........    24.2             25.2              25.2
Pre-opening costs.................   1.1              0.7               0.3
Depreciation and amortization....    3.1              2.8               2.8
                                   -------          ------             -----
Operating income.................    7.5              8.9               3.3
Interest expense, net...........     1.4              2.0               1.6
Other expense, net..............     0.1              0.3               0.3
                                  --------        ---------            -------
Income before income taxes and
 extraordinary item.............     6.0              6.6               1.4
Provision (benefit) for
  income taxes..................     2.4            (14.5)               --
Extraordinary loss .............     0.9              --                 --
                                  ---------     ----------            -------
Net income......................     2.7%            21.1%             1.4%
                                  =========     ==========           ========


       YEAR ENDED JANUARY 31, 1998 COMPARED TO YEAR ENDED FEBRUARY 1, 1997

     Net sales increased by $48.7 million, or 33.9%, to $192.5 million during fiscal 1997 from $143.8 million during fiscal 1996. Net sales for the 47 new stores opened, as well as the stores opened and remodeled during fiscal 1997 and fiscal 1996 that did not qualify as comparable stores, contributed $46.1 million of the sales increase, partially offset by the closing of one store during 1996 which contributed $0.4 million of net sales during fiscal 1996. The Company's comparable store sales increased 2% and contributed $3.0 million of the sales increase during fiscal 1997. Comparable store sales increased 9% during fiscal 1996. The Company defines its comparable store sales as net sales from stores that have been open for more than 14 full months and that have not been substantially remodeled during that time. The Company's fiscal 1997 comparable store sales increase was primarily attributable to strength in the infant and big girls' departments, partially offset by weaker sales in the little boy and little girl departments.

     Gross profit increased by $15.0 million to $69.1 million during fiscal 1997 from $54.1 million during fiscal 1996. As a percentage of net sales, gross profit decreased to 35.9% during fiscal 1997 from 37.6% during fiscal 1996. The decrease in gross profit as a percentage of net sales was principally due to higher markdowns which were required to clear excess inventory. As a percentage of net sales, gross profit was also unfavorably impacted by higher store occupancy costs partially offset by a higher initial markup. The increased store occupancy costs resulted from new stores that had not been open long enough to leverage their rent through an established sales base.

     Selling, general and administrative expenses increased $10.2 million to $46.5 million during fiscal 1997 from $36.3 million during fiscal 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 24.2% of net sales during fiscal 1997 from 25.2% of net sales during fiscal 1996. The decrease as a percentage of net sales was primarily due to lower corporate administrative expenses which benefited from the leverage of the increased sales base, partially offset by higher store payroll and other store expenses.

     During fiscal 1997, pre-opening costs were $2.1 million, or 1.1% of net sales, as compared to $1.0 million, or 0.7% of net sales, during fiscal 1996. The increase in pre-opening costs in fiscal 1997 reflected the opening of 47 stores during fiscal 1997 as compared to 18 stores during fiscal 1996, partially offset by cost saving measures implemented in fiscal 1997 to reduce store pre-opening costs.

     Depreciation and amortization amounted to $6.0 million, or 3.1% of net sales, during fiscal 1997 as compared to $4.0 million, or 2.8% of net sales, during fiscal 1996. The increase in depreciation and amortization primarily was a result of the increase in stores.

     Interest expense, net, for fiscal 1997 was $2.6 million, or 1.4% of net sales, as compared to $2.9 million, or 2.0% of net sales, during fiscal 1996. The decrease in interest expense was primarily due to the repayment of the Senior Subordinated Notes with a portion of the proceeds from the Company's initial public offering (the "Offering").

     Other expense, net, for fiscal 1997 amounted to $0.1 million, or 0.1% of net sales, as compared to $0.4 million, or 0.3% of net sales, during fiscal 1996. During fiscal 1997 and fiscal 1996, other expenses were comprised primarily of an anniversary and other miscellaneous fees related to the Company's credit facility with Foothill Capital (the "Foothill Credit Facility"). During fiscal 1996, other expenses also contained credit agreement amendment fees related to the Foothill Credit Facility.

     The Company recorded income before income taxes and extraordinary item of $11.7 million during fiscal 1997 as compared with $9.5 million in the comparable prior year period. As a percentage of net sales, the Company's income before income taxes and extraordinary item decreased to 6.0% during fiscal 1997 from 6.6% during fiscal 1996 due to the factors discussed above.

     The Company's provision for income taxes for fiscal 1997 was $4.7 million, as compared with an income tax benefit of $20.9 million in the prior year. The Company's provision for income taxes for fiscal 1997 reflect a provision based on effective statutory rates. Throughout fiscal 1996, the Company's provision for income taxes provided for the payment of federal taxes based on the alternative minimum tax ("AMT"), at an effective rate of 2% and minimum taxes in most states due to the Company's utilization of its net operating loss ("NOL") carryforwards. During the fourth quarter of fiscal 1996, the Company reversed a $21.0 million valuation allowance on the Company's deferred tax asset on its balance sheet. Until the NOL is fully utilized or expires, the majority of this tax provision will not be paid in cash, but will reduce the deferred tax asset on the balance sheet. However, the Company expects to make cash tax payments for the federal AMT, state minimum taxes and state taxes where the Company is not in an NOL status.

     As a result of the repayment of the Company's Senior Subordinated Notes with a portion of the net proceeds from the Offering, the Company recorded a non-cash extraordinary item of $1.7 million, net of taxes, that represented the write-off of unamortized deferred financing costs and unamortized debt discount.

     The Company had net income of $5.2 million and $30.4 million in fiscal 1997 and fiscal 1996, respectively.


       YEAR ENDED FEBRUARY 1, 1997 COMPARED TO YEAR ENDED FEBRUARY 3, 1996

     Net sales increased by $21.8 million, or 17.8% to $143.8 million during fiscal 1996 from $122.1 million in fiscal 1995. Net sales for the 18 new stores opened, as well as the stores opened or remodeled during fiscal 1996 and fiscal 1995 not yet qualifying as comparable stores, contributed $17.9 million of the increase in net sales. Comparable store sales, restated to reflect a comparable 52-week period, increased by 9% and contributed approximately $8.6 million of the increase in net sales. Comparable store sales increased by 10% in fiscal 1995. The increase in comparable store sales reflected the strength of the Company's newborn, underwear and accessory departments. The above increases were offset by the closure of five stores during fiscal 1995 and one store during fiscal 1996, which in the aggregate generated a net sales decrease of $3.5 million in fiscal 1996 as compared to fiscal 1995. In addition, fiscal 1995 was a 53-week year, with the extra week contributing $1.2 million to fiscal 1995 net sales.

     Gross profit increased by $15.4 million to $54.1 million during fiscal 1996 from $38.6 million during fiscal 1995. As a percentage of net sales, gross profit increased to 37.6% during fiscal 1996 from 31.6% during fiscal 1995. Merchandise margins improved 4.9% from the previous year primarily due to higher initial markups and a reduction in the markdown rate. In addition, the Company's buying, distribution and occupancy expenses decreased as a percentage of net sales due to the increased store base and sales volume.

     Selling, general and administrative expenses increased by $5.5 million to $36.3 million during fiscal 1996 from $30.8 million during fiscal 1995, but remained constant at 25.2% of net sales in both fiscal years. The $5.5 million increase was primarily due to the operation of an increased number of stores. In addition, there were increased management incentive bonuses, advertising costs and expenses related to the expansion of the real estate and store construction functions to support the Company's growth strategy. However, as a result of the increased store base and sales volume, these additional expenses did not increase selling, general and administrative expenses as a percentage of net sales.

     During fiscal 1996, pre-opening costs were $1.0 million, or 0.7% of net sales, as compared to $0.3 million, or 0.3% of net sales, during fiscal 1995. The increase in pre-opening costs reflects the opening of 18 stores in fiscal 1996 as compared to nine stores in fiscal 1995.

     Depreciation and amortization amounted to $4.0 million in fiscal 1996, or 2.8% of net sales, as compared to $3.5 million, or 2.8% of net sales, in fiscal 1995. The increase in depreciation and amortization was primarily due to new stores.

     Interest expense, net, for fiscal 1996 totaled $2.9 million, or 2.0% of net sales, as compared to $1.9 million, or 1.6% of net sales, in the prior year. The increase in interest expense in fiscal 1996 was due primarily to interest on the Senior Subordinated Notes issued during fiscal 1996, partially offset by reduced borrowings under the Foothill Credit Facility and the elimination of interest expense on various loans repaid by the Company with proceeds from the 1996 Private Placement.

     Other expense, net, for fiscal 1996 amounted to $0.4 million, or 0.3% of net sales, as compared to $0.4 million, or 0.3% of net sales, in fiscal 1995. During fiscal 1996, other expenses consisted primarily of anniversary and credit agreement amendment fees related to the Foothill Credit Facility. During fiscal 1995, other expenses consisted primarily of $0.4 million in fees and related legal and professional costs associated with the Foothill Credit Facility.

     Income before income taxes and extraordinary item increased by $7.8 million to $9.5 million during fiscal 1996 from $1.7 million during fiscal 1995 and increased to 6.6% of net sales in fiscal 1996 from 1.4% of net sales in fiscal 1995 due to the factors discussed above.

     During fiscal 1996, the Company recorded an income tax benefit of $20.9 million. This income tax benefit primarily resulted from the reversal of a valuation allowance of $21.0 million on a net deferred tax asset, based on the Company's results of operations in fiscal 1996 and projected future results. For fiscal 1995, the Company recorded a tax provision for state minimum taxes and the federal AMT. No other federal tax provision was recorded by the Company in fiscal 1995 due to its NOL.

     The Company had net income of $30.4 million and $1.7 million for fiscal 1996 and fiscal 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

DEBT SERVICE/LIQUIDITY

     During fiscal 1997, the Company's primary uses of cash have been to finance new store openings, provide for working capital, which primarily represents the purchase of inventory, and to make required interest payments on its debt. The Company has been able to meet its cash needs, including those associated with the opening of new stores, principally by using cash flow from operations, borrowings under the Foothill Credit Facility and proceeds from the Offering.

     Pursuant to its Offering on September 18, 1997, the Company received net proceeds of $50.7 million, after deducting the underwriters' discount of $3.9 million and estimated transaction expenses of $1.4 million. The Company used the net proceeds from the Offering to (i) repay the principal amount of, and accrued interest on, its Senior Subordinated Notes of $20.6 million, (ii) repurchase a warrant held by Nomura Holding America Inc., (the "Noteholder Warrant"), for $20.6 million, (iii) repurchase two-thirds of a warrant held by Legg Mason Wood Walker Inc., (the "Legg Mason Warrant"), for $5.2 million and (iv) reduce borrowings outstanding under the Foothill Credit Facility with the remainder of the proceeds. Since the Offering, the Company has had no long-term debt obligations other than obligations under capital leases.

     In July 1996, the Company consummated the 1996 Private Placement with the SKM Investors and the Noteholder, which resulted in net proceeds to the Company of $37.4 million. These net proceeds were used to repay certain outstanding indebtedness and to redeem certain outstanding shares of Common Stock. The successful completion of the 1996 Private Placement enabled the Company to implement a growth strategy built on opening new stores through the reinvestment of operating cash flow which had previously been dedicated to debt repayment obligations.

     The Company has a working capital revolving credit facility with Foothill Capital. The Company amended its credit facility with Foothill Capital on July 31, 1997 to increase the Foothill Credit Facility from $20.0 million to $30.0 million (including an increase in the sublimit for letters of credit from $10.0 million to $20.0 million). The amount that may be borrowed by the Company under the amended Foothill Credit Facility depends upon the levels of inventory and accounts receivable. Amounts outstanding under the amended facility bear interest at a floating rate equal to the prime rate or, at the Company's option, the 30-day LIBOR Rate plus a pre-determined spread. The LIBOR spread is 1 1/2% or 2%, depending upon the Company's financial performance from time to time. Borrowings under the amended facility mature in July 2000 and provide for one year automatic renewal options.

     As of January 31, 1998, there was $1.1 million borrowed under the Foothill Credit Facility and, as of February 1, 1997, there were no amounts borrowed under the Foothill Credit Facility. In addition, as of January 31, 1998 and February 1, 1997, the Company had outstanding $5.7 million and $4.7 million, respectively, in letters of credit under the Foothill Credit Facility. Availability under the Foothill Credit Facility as of January 31, 1998 and February 1, 1997 was $15.8 million and $11.9 million, respectively. As of January 31, 1998 and February 1, 1997 the interest rates charged under the Foothill Credit Facility were 8.5% and 10.75% per annum, respectively.

     The amended Foothill Credit Facility contains certain financial covenants including, among others, the maintenance of minimum levels of tangible net worth, working capital and current ratios, and imposes certain limitations on the Company's annual capital expenditures, as defined in the amended Foothill Credit Facility, as well as a prohibition on the payment of dividends. Management believes that the Company will be able to comply with the financial covenants contained in the amended facility and does not believe that compliance with these covenants will interfere with its business or the implementation of its growth strategy. Credit extended under the amended Foothill Credit Facility continues to be secured by a first priority security interest in the Company's present and future assets, intellectual property and other general intangibles.

     The Company obtained a waiver from Foothill Capital and an amendment from the Noteholder with respect to the capital expenditure limitations for fiscal 1996 under the Foothill Credit Facility and the Senior Subordinated Notes. The waiver and amendment enabled the Company to open additional stores in connection with its expansion. The Company was in compliance with all of its financial covenants under the Foothill Credit Facility as of January 31, 1998.

CASH FLOWS/CAPITAL EXPENDITURES

     Cash flows provided by operating activities were $11.3 million, $7.8 million and $7.7 million in fiscal 1997, 1996 and 1995, respectively. In fiscal 1997, cash flows from operating activities increased as a result of an increase in operating earnings and accounts payable, partially offset by an increased inventory investment. In fiscal 1996, cash flows from operating activities increased primarily as a result of an increase in net income, partially offset by a decrease in payables.

     Cash flows used in investing activities were $17.2 million, $8.5 million and $6.9 million in fiscal 1997, 1996 and 1995, respectively. Cash flows used in investing activities relate primarily to store openings and remodelings and computer equipment for the Company's home office. In fiscal 1997, 1996 and 1995, the Company opened 47, 18 and 9 stores while remodeling 10, 5 and 12 stores, respectively.

     Cash flows provided by (used in) financing activities were $3.3 million, $3.5 million and $(0.5) million in fiscal 1997, 1996 and 1995, respectively. In fiscal 1997, the increase in cash flows provided by financing activities reflects the Company's Offering, the repayment of the Senior Subordinated Notes and the repurchase of the Noteholder Warrant and two-thirds of the Legg Mason Warrants. In fiscal 1996, cash flows from financing activities increased as a result of the 1996 Private Placement with the SKM Investors and the Noteholder. The net proceeds of the 1996 Private Placement were used to redeem certain outstanding shares of Common Stock, repay existing long-term debt and reduce outstanding borrowings under the Foothill Credit Facility.

     During fiscal 1997, 1996 and 1995, the Company incurred capital expenditures of $17.2 million, $8.5 million and $6.9 million, respectively. In a typical new store, capital expenditures (net of landlord contribution) approximate $0.2 million. In addition, a new store typically requires a $0.1 million investment in inventory (net of payables) and other pre-opening costs. Management anticipates that total capital expenditures will approximate $22 million in fiscal 1998. These expenditures relate primarily to the opening of approximately 50 stores, store remodelings, ongoing store maintenance programs and computer and warehouse equipment. Management plans to fund these capital expenditures primarily from cash flow from operations.

     The Company expects to enter into a commitment with respect to a new distribution center and corporate headquarters during the next twelve months for additional space needed to support its continued growth. The Company's lease for its current distribution center and headquarters facility is scheduled to expire in March 1999. Consequently, the Company is seeking a suitable site to relocate its distribution center and headquarters. The Company has not selected a site or determined whether it would purchase or lease such a facility. During the third quarter of fiscal 1997, the Company entered into a one year lease for interim warehouse space at an annual cost of approximately $200,000.

     If the Company purchases a new facility for its distribution center and corporate headquarters, the Company would expect to finance most of the purchase price through a mortgage. The Company believes that its current financing arrangements under the Foothill Credit Facility and its anticipated level of internally generated funds will be adequate to fund its other capital requirements for at least the next 18 to 24 months. The Company's ability to meet these capital requirements, and its continued need for external financing, will depend on its ability to generate cash from operations and successfully implement its store expansion plans.


QUARTERLY RESULTS AND SEASONALITY

     The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate materially depending on a variety of factors, including the timing of new store openings and related pre-opening and other startup costs, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and overall economic conditions.

     The Company's business is also subject to seasonal influences, with heavier concentrations of sales during the holiday and back-to-school seasons. As is the case with many retailers of apparel and related merchandise, the Company typically experiences lower net sales during the first two fiscal quarters and are often lower during the second fiscal quarter than during the first fiscal quarter. The Company has experienced first and second quarter losses in the past and may experience such losses in the future. Because of these fluctuations in net sales and net income (loss), the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter.

     The following table sets forth certain statement of operations data and operating data for each of the Company's last twelve fiscal quarters. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for these fiscal quarters.


                                                                             FISCAL 1997
                                           First                     Second                    Third                      Fourth
                                          Quarter                    Quarter                   Quarter                    Quarter
                                          -------                    -------                   -------                    -------
Net sales.......................           $39,203                   $33,534                   $54,489                    $65,331
Operating income (loss).........             2,618                    (1,922)                    6,656                      7,113
Comparable store sales
  increase (decrease)...........                 5%                       (1%)                       0%                         5%
Stores open at end of period....               119                       134                       151                        155

                                                                             FISCAL 1996

                                            First                     Second                     Third                      Fourth
                                           Quarter                    Quarter                   Quarter                    Quarter
                                           -------                    -------                   --------                   -------
Net sales.......................           $30,438                   $25,974                   $40,353                    $47,073
Operating income (loss)..........            1,557                    (1,438)                    6,347                      6,336
Comparable store sales
  increase.........................             10%                        6%                        8%                        10%
Stores open at end of period.....               93                        95                       104                        108

                                                                             FISCAL 1995
                                            First                    Second                     Third                      Fourth
                                           Quarter                   Quarter                   Quarter                    Quarter
                                           -------                   -------                   -------                    --------
Net sales........................          $25,433                   $23,181                   $33,713                    $39,733
Operating income (loss).........              (440)                   (2,423)                    3,065                      3,860
Comparable store sales
    increase....................                26%                       19%                        1%                         4%
Stores open at end of period....                90                        90                        94                         91


YEAR 2000 COMPLIANCE

     Although the Company has upgraded certain computer software for Year 2000 compliance, the Company continues to assess the impact of the Year 2000 on its systems and operations and the costs and programming efforts to fully address this issue. The Year 2000 issue exists because many computer applications currently use two-digit date fields to designate a year. As the century date occurs, date sensitive systems may not properly recognize and process the year 2000. Any disruptions on its operations, whether caused by the Company's computer systems or those of its manufacturers, suppliers and financial institutions, could have a material adverse effect on the Company's financial position or results of operation.

     During fiscal 1997, the Company has utilized its existing management information systems staff to modify existing computer systems and applications to ensure systems are Year 2000 compliant, and expects to continue to utilize internal resources during fiscal 1998 and 1999. Management expects to have its computer systems Year 2000 compliant by the second quarter of 1999. However, there can be no assurances that the Company will not experience significant cost overruns in connection with upgrading software or the program changes required to address this issue.

                          INDEX TO FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED JANUARY 31, 1998

                    THE CHILDREN'S PLACE RETAIL STORES, INC.


                                                                       PAGE

Report of Independent Public Accountants.........................       10

Balance Sheets..................................................        11

Statements of Income.............................................       12

Statements of Changes in Stockholders' Equity (Deficit)..........       13

Statements of Cash Flows.........................................       14

Notes to Financial Statements....................................       15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of The Children's Place Retail Stores, Inc.:

     We have audited the accompanying balance sheets of The Children's Place Retail Stores, Inc. (a Delaware corporation) as of January 31, 1998 and February 1, 1997 and the related statements of income, changes in stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Children's Place Retail Stores, Inc. as of January 31, 1998 and February 1, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

                                              ARTHUR ANDERSEN LLP

New York, New York
March 9, 1998


                                              THE CHILDREN'S PLACE RETAIL STORES, INC.

                                                           BALANCE SHEETS
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                JANUARY 31,           FEBRUARY 1,
                                                                                                  1998                  1997
                                         ASSETS
Current assets:
    Cash and cash equivalents........................................................           $887                   $3,422
    Accounts receivable..............................................................          1,904                      890
    Inventories......................................................................         20,334                   14,425
    Prepaid expenses and other current assets........................................          4,612                    3,163
    Deferred income taxes............................................................         10,653                    5,788
                                                                                        -----------------           --------------
        Total current assets.........................................................          38,390                   27,688
Property and equipment:
    Leasehold improvements ..........................................................          27,226                   19,226
    Store fixtures and equipment.....................................................          16,219                   12,246
    Construction in progress.........................................................           1,464                      910
                                                                                        ------------------          ---------------
                                                                                                44,909                   32,382
    Less accumulated depreciation and amortization...................................          (12,788)                 (12,083)
                                                                                        ------------------          ---------------
         Property and equipment, net.................................................           32,121                   20,299
Deferred income taxes................................................................            8,244                   14,711
Other assets.........................................................................              598                    1,781
                                                                                       --------------------     --------------------
        Total assets.................................................................          $79,353                  $64,479
                                                                                       ====================     ====================


                          LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Current liabilities:
    Revolving credit facility........................................................           $1,089                       $0
    Current portion of long-term debt................................................                0                      600
    Current maturities of obligations under capital leases...........................               24                      772
    Accounts payable.................................................................            9,471                    8,322
    Accrued expenses, interest and other current liabilities..........................           7,568                    6,043
                                                                                         --------------------     ----------------
        Total current liabilities....................................................           18,152                   15,737
Long-term debt.......................................................................                0                   19,040
Obligations under capital leases.....................................................                2                       92
Other long-term liabilities..........................................................            2,732                    2,312
                                                                                          --------------------     ---------------
        Total liabilities............................................................           20,886                   37,181
                                                                                          --------------------     ---------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock, $.10 par value.........................................................            2,462                        0
Common stock, Series A, $.10 par value...............................................                0                    1,276
Common stock, Series B, $.10 par value...............................................                0                        5
Additional paid-in capital...........................................................           82,589                   57,842
Accumulated deficit..................................................................          (26,584)                 (31,825)
                                                                                          --------------------   -----------------
        Total stockholders' equity...................................................            58,467                   27,298
                                                                                          --------------------   -----------------
        Total liabilities and stockholders' equity...................................           $79,353                  $64,479
                                                                                          ====================   =================

     The accompanying notes to financial statements are an integral part of these balance sheets.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  FISCAL YEAR ENDED
                                                              JANUARY 31,                February 1,                 February 3,
                                                                  1998                      1997                        1996
Net sales.................................................    $192,557                   $143,838                     $122,060
Cost of sales.............................................     123,465                     89,786                       83,434
                                                             ------------------    -----------------------      ------------------

Gross profit..............................................      69,092                     54,052                       38,626
Selling, general and administrative expenses..............      46,542                     36,251                       30,757
Pre-opening costs.........................................       2,127                        982                          311
Depreciation and amortization.............................       5,958                      4,017                        3,496
                                                             ------------------    -----------------------    --------------------
Operating income..........................................      14,465                     12,802                        4,062
Interest expense, net.....................................       2,647                      2,884                        1,925
Other expense, net........................................         139                        396                          447
                                                             ------------------    -----------------------    --------------------
Income before income taxes and extraordinary item.........      11,679                      9,522                        1,690
Provision (benefit) for income taxes......................       4,695                    (20,919)                          36
                                                             ------------------    -----------------------    --------------------
Income before extraordinary item...........................      6,984                     30,441                        1,654
Extraordinary loss on extinguishment of debt...............      1,743                          0                            0
                                                             ------------------    ----------------------     --------------------
Net income................................................      $5,241                    $30,441                       $1,654
                                                             ==================    =======================    ====================

Pro forma basic income per common share before
   extraordinary item.....................................       $0.32                      $1.49
Extraordinary item........................................       (0.08)                       --
                                                             -----------------     ----------------------
Pro forma basic net income per common share...............       $0.24                      $1.49
                                                             =================     ======================
Pro forma basic weighted average common shares
  outstanding.............................................      21,821                     20,421

Pro forma diluted income per common share before
   extraordinary item.....................................       $0.29                      $1.28
Extraordinary item........................................      ( 0.07)                       --
                                                            ------------------     ---------------------
Pro forma diluted net income per common share.............       $0.22                      $1.28
                                                            ==================     =====================
Pro forma diluted weighted average common shares
    outstanding...........................................      24,358                     23,804


     The accompanying notes to financial statements are an integral part of these statements.


                                              THE CHILDREN'S PLACE RETAIL STORES, INC.

                                      STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                            FOR THE FISCAL YEARS ENDED FEBRUARY 3, 1996,
                                               FEBRUARY 1, 1997 AND JANUARY 31, 1998
                                                           (In thousands)

                                                                                                                            Total
                                                                                                                            Stock
                                                     Series A        Series B       Additional                              holders'
               Preferred Stock     Common Stock     Common Stock    Common Stock    Paid-In    Accumulated  Treasury Stock  Equity
               Shares  Amount     Shares  Amount    Shares  Amount  Shares  Amount  Capital      Deficit   Shares   Amount (Deficit)

BALANCE,
January 28, 1995  10     $10      137      $14        0       $0      0       $0    $50,557      $(63,920)  (3)   $(50)   $(13,389)
Net income......   0       0        0        0        0        0      0        0         0          1,654    0       0       1,654
                   -       -        -        -        -        -      -        -         -          -----    -       -       -----
BALANCE,
February 3, 1996  10      10      137       14        0        0      0        0    50,557        (62,266)  (3)    (50)    (11,735)
Surrendered
preferred stock..(10)    (10)       0        0        0        0      0        0        10              0    0       0           0
Exercise of
stock options...   0       0        3        0        0        0      0        0       123              0    3      50         173
Issuance of
warrants........   0       0        0        0        0        0      0        0     1,501              0    0       0       1,501
Conversion of
common stock
to Series A
Common Stock...   0        0     (140)     (14)  16,800    1,680      0        0    (1,666)             0    0       0           0
Issuance of
Series B
Common Stock,
net of
transaction costs.0        0        0        0       0         0     47        5   18,758               0    0       0      18,763
Redemption of
Series A Common
Stock............ 0        0        0        0  (4,039)    (404)      0        0  (11,441)              0    0       0     (11,845)
Net income....... 0        0        0        0       0        0       0        0        0          30,441    0       0      30,441
                -----   -------  ------   ------ ------    ------    ----    ----  ------          -------   ---    ---    -------
BALANCE,
February 1,
1997.........     0        0        0        0   12,761    1,276     47        5   57,842         (31,825)   0       0      27,298
Return of
funds toward
common stock
subscription..... 0        0        0        0        0        0      0        0     (488)              0    0       0        (488)
Series B
Common Stock
conversion.......  0       0        0        0   7,660       766    (47)      (5)    (761)              0    0       0           0
Series A
Common Stock
conversion.......  0       0   20,421    2,042 (20,421)   (2,042)     0        0         0              0    0       0           0
Issuance of
Common stock....   0       0    4,000      400       0         0      0        0    51,680              0    0       0      52,080
Transaction fees.  0       0        0        0       0         0      0        0    (1,350)             0    0       0      (1,350)
Redemption of
Noteholder
Warrant..........  0       0        0        0       0         0      0        0   (20,605)             0    0       0     (20,605)
Redemption of
two-thirds Legg
Mason Warrant...   0       0        0        0       0         0      0        0    (4,269)             0    0       0      (4,269)
Exercise of
one third-of
Legg Mason
Warrant.........   0       0      201       20       0         0      0        0       540              0    0       0         560
Net income......   0       0        0        0       0         0      0        0         0          5,241    0       0       5,241
                   -       -   ------   ------       -        ---     -       ---  -------      ---------    -      --     -------
BALANCE,
January 31, 1998   0      $0   24,622   $2,462       0        $0      0       $0   $82,589      $(26,584)    0      $0     $58,467
                   =      ==   ======   ======       =        ==      =       ==   =======      ========     =      ==     =======


     The accompanying notes to financial statements are an integral part of these statements.



                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                            STATEMENTS OF CASH FLOWS
                                 ( IN THOUSANDS)
                                                                                            FISCAL YEAR ENDED
                                                                         January 31,              February 1,         February 3,
                                                                           1998                     1997                1996
                                                                           ----                     ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................                $5,241                   $30,441             $1,654
Adjustments to reconcile net income to net cash provided
  by operating activities:
      Depreciation and amortization.......................                 5,958                     4,017              3,496
      Deferred financing fee amortization.................                   405                       359                  0
      Loss on disposals of property and equipment.........                   164                         0                156
      Extraordinary loss..................................                 1,743                         0                  0
      Deferred taxes......................................                 4,205                   (21,263)                 0
Changes in operating assets and liabilities:
      Accounts receivable.............................. ..                (1,014)                     (249)              (146)
      Inventories.........................................                (5,909)                   (1,812)            (1,601)
      Prepaid expenses and other current assets...........                (1,449)                     (814)              (243)
      Other assets........................................                  (445)                     (128)               (29)
      Accounts payable....................................                 1,149                    (4,536)             5,691
      Accrued expenses, interest and other current
         liabilities.....................................                  1,299                     2,045                530
      Payment of restructuring charges....................                     0                      (214)            (1,854)
                                                                      ----------                ----------------    --------------
        Total adjustments..................................                6,106                   (22,595)            6,000
                                                                      ----------                ----------------    --------------
Net cash provided by operating activities..................               11,347                     7,846             7,654
                                                                      ---------                 ----------------    --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchases..........................               (17,183)                   (8,492)           (6,935)
                                                                      -----------               ---------------      -------------
Net cash used in investing activities                                    (17,183)                   (8,492)           (6,935)
                                                                     ------------               ---------------      -------------

   CASH FLOWS FROM FINANCING
   ACTIVITIES:
Net proceeds from the sale of Common Stock................                50,730                         0                 0
Repurchase of Noteholder and Legg Mason Warrants..........               (25,757)                        0                 0
Borrowings under revolving credit facility................               193,210                   141,907            76,919
Repayments under revolving credit facility................              (192,121)                 (150,596)          (73,596)
Proceeds from issuance of long-term debt..................                     0                    20,000                 0
Repayment of long-term debt...............................               (21,360)                  (12,821)           (3,436)
Payment of obligations under capital leases...............                  (838)                     (690)             (387)
Return of funds toward common stock subscription..........                  (488)                        0                 0
Redemption of Series A Common Stock.......................                     0                   (11,845)                0
Net proceeds from sale of Series B Common Stock...........                     0                    18,763                 0
Exercise of stock options.................................                     0                       173                 0
Deferred financing costs..................................                   (75)                   (1,392)                0
                                                                     ------------               ---------------    ---------------
Net cash provided by (used in) financing activities.......                 3,301                     3,499              (500)
                                                                     ------------              ----------------    ---------------
   Net increase (decrease) in cash and cash equivalents...                (2,535)                     2,853              219
   Cash and cash equivalents, beginning of period.........                 3,422                       569               350
                                                                     ------------              ----------------    ---------------
    Cash and cash equivalents, end of period..............                  $887                    $3,422              $569
                                                                     ============              ================    ===============

OTHER CASH FLOW INFORMATION:
Cash paid during the year for interest....................                $2,551                    $2,369            $1,916
Cash paid during the year for income taxes................                   607                        70                58


     The accompanying notes to financial statements are an integral part of these statements.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS

          1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Company is a specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of January 31, 1998, the Company operated 155 stores, primarily located in regional shopping malls in the eastern half of the United States.

     During the fiscal year ended January 31, 1998 ("Fiscal 1997"), the Company opened 47 stores and remodeled 10 stores. During the fiscal year ended February 1, 1997 ("Fiscal 1996"), the Company opened 18 stores and remodeled 5 stores. During the fiscal year ended February 3, 1996 ("Fiscal 1995"), the Company opened 9 stores and remodeled 12 stores.

FISCAL YEAR

     The Company's fiscal year is a 52-week or 53-week period ending on the Saturday nearest to January 31. The results for fiscal 1997, 1996 and 1995 represent the 52-week period ended January 31, 1998, the 52-week period ended February 1, 1997 and the 53-week period ended February 3, 1996, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates made by and assumptions used by management.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories, which consist primarily of finished goods, are stated at the lower of average cost or market as determined by the retail inventory method.

COST OF SALES

     The Company includes its buying, distribution and occupancy expenses in its cost of sales.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, except for store fixtures and equipment under capital leases which are recorded at the present value of the future lease payments as of lease inception. Property and equipment is depreciated on a straight-line basis based upon their estimated useful lives, which range from three to ten years. Amortization of property and equipment under capital leases and leasehold improvements is computed on a straight-line basis over the term of the lease or the estimated useful life, whichever is shorter.

DEFERRED FINANCING COSTS

     The Company capitalizes costs directly associated with acquiring long-term third-party financing. Deferred financing costs are included in other assets and are amortized over the term of the indebtedness. As of January 31, 1998 unamortized deferred financing costs represent the cost of acquiring the Company's revolving credit facility and were approximately $75,000, net of accumulated amortization of $13,000. See Note 2- Initial Public Offering for a discussion of the write-off of unamortized deferred financing costs in conjunction with the Company's initial public offering.

ACCOUNTING FOR IMPAIRMENTS IN LONG-LIVED ASSETS

     The Company continually evaluates the carrying value and the economic useful life of its long-lived assets based on the Company's operating performance and the expected future net cash flows and would adjust the carrying amount of assets which may not be recoverable. The Company does not believe that any impairment exists in the recoverability of its long-lived assets.

PRE-OPENING COSTS

     Store pre-opening costs, which consist primarily of payroll, supply and marketing expenses, are expensed as incurred.

ADVERTISING COSTS

     The Company expenses the cost of advertising over the period when the advertising is run or displayed. Included in selling, general and administrative expenses for fiscal 1997, 1996 and 1995 are $2,004,000, $1,706,000, and
$1,253,000 respectively, in advertising costs.

RESTRUCTURING

     The payment of restructuring costs included in the statement of cash flows for fiscal 1996 and fiscal 1995 reflects the payments of restructuring charges which were recorded by the Company prior to fiscal 1994. These payments represented the resolution of lease and vendor payment agreements.

INCOME TAXES

     The Company computes income taxes using the liability method. This standard requires recognition of deferred tax assets and liabilities, measured by enacted rates, attributable to temporary differences between financial statement and income tax basis of assets and liabilities. Temporary differences result primarily from accelerated depreciation and amortization for tax purposes and various accruals and reserves being deductible for tax periods in future periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires entities to disclose the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheets, for which it is practicable to estimate fair value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices for the same or similar financial instruments.

     As cash and cash equivalents, accounts receivable and payable, and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value.

ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company accounts for its 1996 Stock Option Plan (the "1996 Plan"), its 1997 Stock Option Plan (the "1997 Plan"), and its Employee Stock Purchase Plan (the "ESPP") under the provisions of Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value based method of accounting for stock-based compensation plans and requires adoption or pro forma disclosure for all options granted after December 15, 1994.

PRO FORMA NET INCOME PER COMMON SHARE

     The Company reports its earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS No. 128"). Under SFAS No. 128, the presentation of both basic and diluted earnings per share is required on the statements of income. The Company adopted SFAS No. 128 as of the fourth quarter of 1997 and has restated previously reported earnings per share for all periods presented.

     Pro forma basic income per common share for fiscal 1997 was calculated by dividing net income by the pro forma basic weighted average common shares outstanding as if the Stock Split, the Series B Conversion and the Reclassification (as discussed in Note 2-Initial Public Offering), occurred on the first day of fiscal 1997. Pro forma basic net income per common share for fiscal 1996 was calculated by dividing net income by the pro forma weighted average common shares outstanding as if (i) the Stock Split, the Series B Conversion and the Reclassification, (ii) the 1996 Private Placement of Common Stock (as discussed in Note 3-1996 Private Placement), and (iii) the cancellation of outstanding preferred shares occurred on the first day of fiscal 1996.

     Pro forma diluted income per common share for fiscal 1997 was calculated by dividing net income by the pro forma diluted weighted average common shares and common share equivalents outstanding as if the Stock Split, the Series B Conversion and the Reclassification occurred on the first day of fiscal 1997. Pro forma diluted net income per common share for fiscal 1996 was calculated by dividing net income by the pro forma weighted diluted average common shares and common share equivalents outstanding as if (i) the Stock Split, the Series B Conversion and the Reclassification, (ii) the 1996 Private Placement of Common Stock, (iii) the cancellation of outstanding preferred shares and (iv) the granting of management options in conjunction with the 1996 Private Placement occurred on the first day of fiscal 1996. For fiscal 1997, common share equivalents included the Noteholder Warrant and Legg Mason Warrant prior to their exercise and management options to purchase common stock under the 1996 Plan and the 1997 Plan calculated using the treasury stock method at an assumed public offering price of $14.00 prior to the initial public offering and, after the initial public offering, at the average market price in accordance with SFAS No. 128. For fiscal 1996, common share equivalents included the Noteholder Warrant, the Legg Mason Warrant (as discussed in Note 3 - 1996 Private Placement) and management options to purchase common stock under the 1996 Plan calculated using the treasury stock method at an assumed initial public offering price of $14.00 per share due to the lack of a public market.

     2. INITIAL PUBLIC OFFERING

     On September 18, 1997, the Company sold 4,000,000 shares of Common Stock at $14.00 per share in an initial public offering (the "Offering") pursuant to a registration statement filed on Form S-1 (No. 333-31535) with the Securities and Exchange Commission and in its prospectus dated September 18, 1997 (the "Prospectus"). The Company used the net proceeds of $50.7 million, after deducting the underwriters' discount of $3.9 million and estimated transaction expenses of $1.4 million from this Offering to (i) pay the principal amount of, and accrued interest on, the Senior Subordinated Notes held by Nomura Holding America Inc., (the "Noteholder") of $20.6 million, (ii) repurchase a warrant held by Nomura Holding America Inc. (the "Noteholder Warrant"), for $20.6 million, (iii) repurchase two-thirds of a warrant held by Legg Mason Wood Walker Inc. (the "Legg Mason Warrant") for $5.2 million, and (iv) reduce borrowings outstanding under the Company's revolving credit facility (the "Foothill Credit Facility") with the remainder of the net proceeds. The Senior Subordinated Notes, the Noteholder Warrant and the Legg Mason Warrant were issued in conjunction with a 1996 recapitalization of the Company (as discussed in Note 3-1996 Private Placement).

     The Senior Subordinated Notes were prepaid without a prepayment premium since concurrent with the prepayment the Noteholder was afforded the opportunity to sell its Noteholder Warrant. As a result of the Offering, the Company has no long-term debt as of January 31, 1998.

     As a result of the repayment of the Senior Subordinated Notes, the Company incurred a non-cash, extraordinary charge to earnings during the third quarter of Fiscal 1997 of $1.7 million, resulting from the write-off of unamortized deferred financing costs of $1.4 million and unamortized debt discount of $1.5 million, net of a $1.2 million tax benefit. The repurchase of the Noteholder Warrant and two-thirds of the Legg Mason Warrant was accounted for as a reduction of additional paid-in capital.

     The repurchase price of the Noteholder Warrant and two-thirds of the Legg Mason Warrant was equal to the initial public offering price of $14.00 per share, less the per share underwriting discount and exercise price of $2.677 per warrant, multiplied by the number of shares covered by the warrant (or portion thereof) being repurchased.

     Concurrent with the Offering, the Company effected a 120-for-one stock split of the Series A Common Stock (the "Stock Split"), and converted all outstanding shares of the Series B Common Stock into 7,659,889 shares of Series A Common Stock (the "Series B Conversion") and redesignated the Series A Common Stock as Common Stock ("the Reclassification"). The Company also issued 201,414 shares of Common Stock upon the exercise of one-third of the Legg Mason Warrant.

     The Company also amended and restated its certificate of incorporation and bylaws in order to, among other things, (i) effect the Stock Split, the Series B Conversion and the Reclassification, (ii) authorize 100,000,000 shares of Common Stock, $.10 par value per share, (iii) authorize 1,000,000 shares of Preferred Stock, $1.00 par value per share, and (iv) provide for certain anti-takeover provisions.

     The Company entered into an amended and restated stockholder's agreement with all of its existing stockholders. In addition, the Company adopted the 1997 Plan and the ESPP.

     3. 1996 PRIVATE PLACEMENT

     During fiscal 1996, the Company employed the services of Legg Mason Wood Walker, Incorporated ("Legg Mason") to assist, as its placement agent, in the recapitalization of the Company. As a result, pursuant to a note and warrant purchase agreement dated June 28, 1996 (the "Note and Warrant Purchase Agreement") between the Company and Nomura Holding America Inc., the Company sold, for a purchase price of $20 million, the Company's 12% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") in the principal amount of $20 million, together with a Noteholder Warrant representing the right to purchase 1,992,252 shares of Common Stock at an exercise price of $2.677 per share. This warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $1.9 million. This amount was accounted for as a credit to additional paid-in capital, net of income tax effect of $0.8 million, and a discount to the Senior Subordinated Notes, and was being amortized over the six year term of the Senior Subordinated Notes. The Company also paid the Noteholder funding and structuring fees in the aggregate amount of $300,000.

     Concurrent with the sale of the Senior Subordinated Notes, Legg Mason assisted the Company in its sale of its newly issued Series B Common Stock to two funds managed by Saunders Karp & Megrue L.P. ("SKM"). The aggregate proceeds from the sale of the Series B Common Stock were approximately $20.5 million, before deducting transaction costs of approximately $1.7 million. Concurrently with the 1996 Private Placement, the Company paid a transaction fee of $250,000 to SKM and reimbursed SKM for $50,000 of out-of-pocket expenses.

     Net proceeds from the sale of the Senior Subordinated Notes and the issuance of the Series B Common Stock (collectively, the "1996 Private Placement"), were used to (i) redeem certain outstanding shares of Common Stock ($11.8 million), (ii) repay certain indebtedness and related interest ($13.5 million), (iii) pay transaction costs ($3.1 million), (iv) reduce borrowings under the Company's revolving credit facility and (v) for other general corporate purposes.

     In conjunction with the 1996 Private Placement, Legg Mason received $1.6 million in cash fees and a warrant to purchase 747,096 shares of Common Stock at an exercise price of $2.677 per share (the "Legg Mason Warrant"). This warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $0.7 million. An amount equal to 49.4% of the value of the warrant, determined on the basis of gross proceeds from the 1996 Private Placement, was attributable to the placement of the Senior Subordinated Notes. This amount was credited to additional paid-in capital and capitalized as deferred financing costs in other assets, and was amortized over the term of the Senior Subordinated Notes.

     As discussed in Note 2-Initial Public Offering, the Company paid the principal and accrued interest on its Senior Subordinated Notes and repurchased the Noteholder Warrant and two-thirds of the Legg Mason Warrant with a portion of the net proceeds of the Offering. In addition, the Company issued 201,414 shares of Common Stock upon exercise of the remaining one-third of the Legg Mason Warrant and also effected the Series B Conversion of the stock issued to SKM.

     4. SHORT AND LONG-TERM BORROWINGS

SHORT-TERM BORROWINGS

THE FOOTHILL CREDIT FACILITY

     The Company has a revolving credit facility (the "Foothill Credit Facility") with Foothill Capital Corporation ("Foothill Capital"). In May 1996, the Foothill Credit Facility was amended to provide for up to $20 million in borrowings with a sublimit of up to $10 million in letters of credit. In July, 1997, the Foothill Credit Facility was further amended to provide for up to $30 million in borrowings with a sublimit of up to $20 million in letters of credit. The amended Foothill Credit Facility expires in July, 2000 and provides for one year automatic renewal options. As of January 31, 1998 and February 1, 1997, the Company had $1.1 million and $0.0 million, respectively, outstanding under the Foothill Credit Facility. Letters of credit outstanding as of January 31, 1998 and February 1, 1997 were $5.7 million and $4.7 million, respectively. Availability as of January 31, 1998 and February 1, 1997 was $15.8 million and $11.9 million, respectively.

     The availability of borrowings under the amended Foothill Credit Facility are determined as an amount equal to the sum of (i) 90% of eligible accounts receivable, (ii) 30% of the selling price of eligible inventory (not to exceed 65% of the cost of eligible inventory) and (iii) 30% of the retail selling price of inventory to be acquired pursuant to the outstanding letters of credit not to exceed the lower of (a) the face value of the outstanding letters of credit or
(b) 65% of the cost of inventory to be acquired pursuant to the outstanding letters of credit. The Company's obligations under the amended Foothill Credit Facility are secured by a first priority security interest on the Company's present and future assets, intellectual property and other general intangibles.

     The amended Foothill Credit Facility also contains certain financial covenants, including, among others, the maintenance of minimum levels of tangible net worth, working capital and current ratios and imposes certain limitations on the Company's annual capital expenditures, as defined in the amended Foothill Credit Facility, as well as a prohibition on the payment of dividends. The Company obtained a waiver from Foothill Capital with respect to the capital expenditure limitations for fiscal 1996, which enabled the Company to open additional stores in connection with its expansion program. As of January 31, 1998, the Company was in compliance with all of its covenants under the Foothill Credit Facility. The Company anticipates that the availability for capital expenditures under this covenant will be adequate to support the Company's capital requirements. Noncompliance with these covenants could result in additional fees or could affect the availability of the facility.

     Amounts outstanding under the amended credit facility bear interest at a floating rate equal to the prime rate or, at the Company's option, the 30-day LIBOR Rate plus a pre-determined spread. As of January 31, 1998 and February 1, 1997, the interest rate charged under the Foothill Credit Facility was 8.5% and 10.75%, respectively. In addition, the Company was also required to pay an anniversary fee of $100,000 during fiscal 1997 and $150,000 during fiscal 1996.

Borrowing activity under the Foothill Credit Facility was as follows (dollars in thousands):

                                                  FOR THE FISCAL YEAR ENDED
                                                  -------------------------
                                                 January 31,       February 1,
                                                   1998              1997
                                                 -----------       -----------

Weighted average balances outstanding......      $5,266              $5,403
Weighted average interest rate.............        9.40%              10.75%
Maximum balance outstanding................     $16,440             $12,687


LONG-TERM BORROWINGS

     The Company had no long-term debt as of January 31, 1998. The components of the Company's long-term debt as of January 31, 1998 and February 1, 1997 were as follows (dollars in thousands):

                                                 January 31,     February 1,
                                                   1998            1997
                                                 -----------     ------------

Senior Subordinated Notes...................      $  0                 $20,000
Installment Notes...........................         0                   1,360
                                                  --------             -------
                                                     0                  21,360
Less: Current portion.......................         0                    (600)
Less: Unamortized discount of Senior
  Subordinated Notes.........................        0                  (1,720)
                                                  --------            --------
Total long-term debt..........................     $ 0                 $19,040
                                                  ========            ========

THE SENIOR SUBORDINATED NOTES

     The Company used $20.6 million of the net proceeds from the Offering to pay the principal and accrued interest on its Senior Subordinated Notes. The Senior Subordinated Notes, which matured in 2002, were in the principal amount of $20.0 million and bore interest at a rate of 12% per annum, payable quarterly in arrears. Since the Noteholder was afforded the opportunity to sell at least 75% of the stock underlying its Noteholder Warrant in the Offering, the Senior Subordinated Notes were prepaid without a prepayment premium.

     The Senior Subordinated Notes were governed by the terms of a Note and Warrant Purchase Agreement which provided for certain operating restrictions and financial covenants. The Company obtained an amendment from the Noteholder with respect to the capital expenditure limitations for fiscal 1996, which enabled the Company to open additional stores in connection with its expansion. The Company was in compliance with these operating restrictions and financial covenants throughout fiscal 1997 when the Senior Subordinated Notes were repaid in conjunction with the Offering.

THE INSTALLMENT NOTES

     On December 28, 1993, the Company agreed to be a co-maker of two installment notes issued as of that date by the Chairman of the Board and certain of his family members in connection with their bankruptcy proceedings. The Company agreed to be a co-maker of these installment notes in consideration for the waiver of certain claims in the amount of $20.0 million for repayment of funds previously loaned to the Company by its stockholders. One such installment note, in the principal amount of $2,650,000 ("Note A"), was non-interest bearing and provided for three annual principal payments. Note A was repaid by the Company on July 1, 1996 with a portion of the net proceeds from the 1996 Private Placement. The other installment note, in the principal amount of $2,110,000 ("Note B" and collectively with Note A, the "Installment Notes"), provided for monthly principal payments of $50,000, commencing November 30, 1995 and continuing through October 31, 1998, with the remaining balance of $310,000 due on November 30, 1998. Interest on Note B accrued at the rate of 5% per annum for the first two years only, of which 3% per annum was payable monthly and the remaining 2% was added to the principal balance, to be paid at final maturity. The Company repaid Note B on May 28, 1997.

     5. ACCRUED EXPENSES, INTEREST AND OTHER CURRENT LIABILITIES

     Accrued expenses, interest and other current liabilities is comprised of the following (dollars in thousands):

                                              January 31,           February 1,
                                                 1998                   1997
                                              -----------           -----------

Accrued salaries and benefits...............   $2,034                  $1,878
Accrued interest............................        7                     298
Accrued real estate expenses................    1,317                   1,000
Customer liabilities........................      836                     716
Accrued taxes other than income.............      358                     342
Accrued capital expenditures................      855                     207
Income taxes payable........................      186                     303
Other accrued expenses......................    1,975                   1,299
                                                -----                   -----
 Accrued expenses, interest and other
   current liabilities......................   $7,568                  $6,043
                                               ======                  ======


     6. COMMITMENTS AND CONTINGENCIES

     The Company leases all of its stores, distribution facilities, and certain office equipment and store fixtures under leases expiring at various dates through 2009. Certain of the leases include options to renew. The leases require fixed minimum annual rentals plus, under the terms of certain leases, additional payments for taxes, other expenses and rentals based upon sales.

         Rent expense is as follows (dollars in thousands):

                                              FOR THE FISCAL YEAR ENDED
                                              -------------------------
                                         January 31,  February 1,   February 3,
                                           1998         1997          1996
                                         --------     -------       --------
 Store and distribution facility rent
   Minimum rentals.....................   $16,037      $11,221       $9,946
   Additional rent based upon sales....       242          195          175
                                          -------      -------       -------
        Total store rent...............    16,279       11,416       10,121
Store fixtures and equipment rent......       673          727          712
                                          -------      -------       -------
        Total rent expense.............   $16,952      $12,143      $10,833
                                          =======      =======      =======

     Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more, at January 31, 1998, are as follows (dollars in thousands):

                                                   Operating        Capital
                                                   Leases           Leases
                                                   ---------        -------
 Fiscal year -

1998.........................................      $22,309             $25
1999.........................................       22,807               2
2000.........................................       22,217               0
2001.........................................       19,677               0
2002.........................................       19,278               0
Thereafter...................................       73,412               0
                                                  ---------           -------
Total minimum lease payments.................     $179,700              27
                                                  =========
Less:  Interest and executory costs..........                           (1)
                                                                      -------
Present value of net minimum lease payments..                           26
Less: Current portion of obligations under
      capital lease..........................                          (24)
                                                                       ------
Long-term obligations under capital lease....                           $2
                                                                      =======

     7. LITIGATION

CLASS ACTION SUITS

     On October 16, 1997, Stephen Brosious and Rudy Pallastrone, who allegedly purchased shares of the Company's common stock in an initial public offering on or about September 19, 1997 (the "IPO"), filed a lawsuit against the Company, several of the Company's directors and officers, and the underwriters of the IPO (the "Defendants") in the United States District Court for the District of New Jersey (the "Court"). The named plaintiffs purport to maintain a class action on behalf of all persons, other than the Defendants, who purchased the Company's common stock issued in connection with the IPO on or about September 19, 1997 through October 13, 1997. The complaint alleges that the Defendants violated federal securities laws by making materially false or misleading statements and/or omissions in connection with the IPO. The plaintiffs seek monetary damages of an unspecified amount, rescission or rescissory damages and fees and costs. Since October 16, 1997, fifteen additional putative class actions making substantially similar allegations and seeking substantially similar relief have been filed against some or all of the Defendants. On January 13, 1998, the sixteen putative class actions were consolidated in the Court and on February 26, 1998 the plaintiffs served and filed their amended consolidated complaint. No discovery has been taken. The Company has filed a motion to dismiss this complaint which is currently pending before the Court. The Company believes that the allegations made in this complaint are untrue and totally without merit and intends to defend them vigorously.

     On October 27, 1997, Bulldog Capital Management, L.P., a limited partnership that serves as a general partner for a series of investment funds which allegedly purchased shares of the Company's common stock issued in connection with the IPO, also filed a lawsuit against the Company and several of the Company's directors and officers in the Superior Court of New Jersey, Essex County Division. The complaint alleges that by making materially false or misleading statements and/or omissions in connection with the IPO, the Company and several of the Company's directors and officers violated provisions of federal and state law. The plaintiff seeks monetary damages of an unspecified amount, rescission or rescissory damages and fees and costs. On November 20, 1997 the plaintiff filed its first request for production of documents from the defendants. No discovery has been taken. This action is presently stayed, pending resolution of the defendant's motion to dismiss in the federal lawsuit described above. The Company believes that the allegations made in this complaint are untrue and totally without merit and intends to defend them vigorously.

     The Company is also involved in various legal proceedings arising in the normal course of its business. In the opinion of management, any ultimate liability arising out of such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

     8. INCOME TAXES

     Components of the Company's provision (benefit) for income taxes consisted of the following (dollars in thousands):

                                               FOR THE FISCAL YEAR ENDED
                                               -------------------------
                                         January 31,  February 1,  February 3,
                                           1998          1997         1996
                                         -----------  -----------  -----------
 Current -
   Federal...............                  $158               $244      $36
   State........ ........                   332                100        0
 Deferred -
   Federal...............                 3,679                859        0
   State.................                   526                249        0
   Valuation allowance...                     0            (22,371)       0
                                         ---------        ----------   ------
Provision (benefit) for income taxes..   $4,695           $(20,919)     $36
                                         =========        ==========   ======


     The deferred portion of the tax provision excludes (i) a tax benefit of $1.2 million recorded against the extraordinary charge to earnings resulting from the write-off of deferred financing costs and unamortized debt discount (see Note 2-Initial Public Offering), and (ii) a tax benefit of $1.4 million resulting from the repurchase and exercise of the Legg Mason Warrant recorded as paid-in capital.

     A reconciliation between the calculated tax provision (benefit) on income based on the statutory rates in effect and the effective tax rate follows (dollars in thousands):

                                               FOR THE FISCAL YEAR ENDED
                                               -------------------------
                                        January 31,    February 1,   February 3,
                                          1998         1997             1996
                                        -------        -------        --------
Calculated income tax provision......    $4,088        $3,333          $575
Reversal of valuation allowance......         0       (21,042)            0
Utilization of operating loss carryforwards   0        (3,540)         (537)
State income taxes, net of federal benefit  583           259            27
Nondeductible expenses....................   30            24            21
Other....................................    (6)           47           (50)
                                         -------     --------        ---------
Tax provision (benefit) as shown on the
   statements of income................. $4,695      $(20,919)          $36
                                         ==========  =========        ========


     Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes as measured by tax laws.

Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows (dollars in thousands) :

                                                  JANUARY 31, 1998                         FEBRUARY 1, 1997
                                                 ----------------                          ----------------
                                          DEFERRED          DEFERRED               DEFERRED            DEFERRED
                                           TAX                TAX                   TAX                  TAX
                                          ASSETS            LIABILITIES            ASSETS             LIABILITIES
                                          --------          -----------            --------           ------------
 Current -
   Uniform inventory capitalization......  $247                 $0                $258                    $0
   Inventory.............................    70                  0                  16                     0
   Expenses not currently deductible.....   456                  0                 514                     0
   Net operating loss carryforwards...... 9,880                  0               5,000                     0
                                        --------          ------------          --------               -------
     Total current..................    $10,653                  0              $5,788                     0
                                        ========          ============          ========               =======

 Noncurrent -
   Amortization of debt issue costs...       $0                 $0                 $66                    $0
   Depreciation.......................    1,496                  0                 921                     0
   Deferred rent......................    1,093                  0                 925                     0
   Imputed interest on loans..........        0                  0                 139                     0
   Discount on Senior Subordinated Notes      0                  0                   0                   688
   Net operating loss carryforwards...    5,230                  0              13,348                     0
   Alternative minimum tax credit.....      425                  0                   0                     0
                                          ------             ------             -------                 ------
     Total noncurrent..................   8,244                 $0              15,399                  $688
                                          ======             ======             =======                 ======

     Net noncurrent....................   8,244                                 14,711
                                          -----                                 ------
     Total deferred taxes.............. $18,897                                $20,499
                                        =======                                =======



     At January 31, 1998, the Company had net operating loss carryforwards ("NOLs") totaling approximately $38 million which expire for federal income tax purposes during the fiscal years 2003 through 2006. The tax benefit of such NOLs can be recorded as an asset as long as it is more likely than not that the deferred tax asset will be utilized. However, to the extent that management cannot assess that the utilization of all or a portion of such deferred tax assets is more likely than not to be realized, a valuation allowance should be recorded.

     During fiscal 1996, the Company consummated the 1996 Private Placement, which enabled the Company to access capital to expand its business and achieve greater profitability. As a result of the Company's improved operating results during the second half of fiscal 1996, as well as its projected results for fiscal 1997 and thereafter, the Company reversed its valuation allowance of $21.0 million in the fourth quarter of fiscal 1996, as it was deemed to be more likely than not that the deferred tax assets will be utilized. Accordingly, the Company's net income for fiscal 1997 and future years will require calculation of a tax provision based on statutory rates in effect. Until the NOLs are fully utilized or expire, the majority of this tax provision will not be paid in cash, but will reduce the deferred tax asset on the balance sheet. However, the Company expects to make cash tax payments for the federal Alternative Minimum Tax (the "AMT"), state minimum taxes and state taxes where the Company is not in an NOL status. The amount and availability of these NOLs are subject to review by the Internal Revenue Service.

     Under the provisions of the Internal Revenue Code, the occurrence of certain events may affect the Company's ability to utilize its NOLs. The Company does not believe any such events occurred during the periods presented.

     9. STOCKHOLDERS' EQUITY

     The Company's stockholders' equity is comprised of the following and retroactively reflects the 120-for-one stock split (dollars in thousands):

                                               January 31,          February 1,
                                                 1998                 1997
                                               -----------          -----------
 Common stock:
   Authorized number of shares..............   100,000,000            n/a
   Issued and outstanding number of shares..    24,622,103            n/a
 Preferred stock:
   Authorized number of shares..............     1,000,000          10,000
   Issued and outstanding number of shares..             0               0
 Series A Common Stock:
   Authorized number of shares..............           n/a       27,600,000
   Issued and outstanding number of shares...          n/a       12,760,800
 Series B Common Stock:
   Authorized number of shares...............          n/a           70,000
   Issued and outstanding number of shares...          n/a           47,238
   Liquidation preference....................          n/a          $22,001
 Warrants:
   Number of shares of Series A Common Stock..         n/a        2,739,348


COMMON STOCK

     As of January 31, 1998 the Common Stock outstanding reflects: (i) the Stock Split, the Series B Conversion and the Reclassification, (ii) the sale of 4,000,000 shares in the Offering and (iii) the issuance of 201,414 shares to Legg Mason upon exercise of one-third of the Legg Mason Warrant. In conjunction with the Offering, the Company also authorized 100,000,000 shares of Common Stock.

PREFERRED STOCK

     In conjunction with the Offering, the Company authorized 1,000,000 shares of preferred stock, without designation. No shares had been issued as of January 31, 1998. At February 1, 1997, 10,000 shares of preferred stock were available for future issuance by the Company as a result of the surrender of the outstanding shares of preferred stock, in conjunction with the 1996 Private Placement. The authorized preferred shares as of February 1, 1997 were non-voting and had provided for cumulative dividends. The preferred stock was surrendered for no consideration on June 28, 1996.


SERIES A COMMON STOCK

         In conjunction with the Offering, the Company effectuated a 120-for-one split of its Series A Common Stock and re-designated the Series A Common Stock as Common Stock. The above table retroactively reflects such stock split. During fiscal 1996, the Company converted all outstanding shares of its common stock to 16,800,000 shares of Series A Common Stock. Pursuant to a Redemption Agreement dated June 28, 1996, the Company redeemed a total of 4,039,200 shares of its Series A Common Stock from certain stockholders of the Company for the aggregate amount of $11.8 million.

SERIES B COMMON STOCK

     In conjunction with the Offering, the Series B Common Stock was converted into 7,659,889 shares of Series A Common Stock which was then re-designated into Common Stock. The Company had issued 47,238 shares of Series B Common Stock to SKM in conjunction with the 1996 Private Placement, which was convertible into 7,659,889 shares of Series A Common Stock, or 30.8% of the outstanding shares of the Series A Common Stock on a fully diluted basis. The Series B Common Stock had special voting rights and a liquidation preference initially equal to its purchase price, increasing 12.5% per annum. The liquidation preference and the special voting rights of the Series B Common Stock terminated 30 days after the Offering.

WARRANTS

     In the conjunction with the Offering, the Company repurchased the Noteholder Warrant and two-thirds of the Legg Mason Warrant. The Company also issued 201,414 shares of Common Stock upon exercise of the remaining one-third of the Legg Mason Warrant. See Note 3-1996 Private Placement and Note 2-Initial Public Offering for further discussion of the Noteholder Warrant and the Legg Mason Warrant.

     10. STOCK OPTION AND PURCHASE PLANS

     On June 28, 1996, the Company approved the adoption of the 1996 Plan, which authorized the granting of incentive stock options and nonqualified stock options to key employees of the Company. The 1996 Plan provided for the granting of options with respect to 1,743,240 shares of Common Stock. On June 28, 1996, options to purchase 1,444,080 shares were granted at the exercise price of $2.677 per share. The remaining 299,160 options available for grant under the 1996 Plan were granted in conjunction with the Company's Offering. Except for the 99,660 options that were issued to a stockholder holding more than 10% of the Company, the options were granted at $14.00 per share. The options granted to the stockholder holding more than 10% of the Company were granted at an exercise price of $15.40 per share, or 110% of the market price on the date of the grant.

     On September 17, 1997, the Company approved adoption of the 1997 Plan, which also authorizes the granting of incentive stock options and nonqualified stock options to key employees of the Company with respect to 1,000,000 shares of Common Stock. In conjunction with the Company's Offering, the Company issued options to purchase 252,100 shares of Common Stock to key employees at the Offering price of $14.00 per share.

     Both the 1996 Plan and the 1997 Plan are administered by a committee of the Board of Directors (the "Committee"). Options granted under the 1996 Plan and the 1997 Plan have exercise prices established by the Committee provided that the exercise price of incentive stock options may not be less than the fair market value of the underlying shares at the date of grant. The 1996 Plan and the 1997 Plan also contain certain provisions that require the exercise price of incentive stock options granted to shareholders owning greater than 10% of the Company be at least 110% of the fair market value of the underlying shares. As of February 1, 1997, no options had been exercised under the 1996 Plan and options to purchase 288,816 shares were exercisable. As of January 31, 1998, no options had been exercised under the 1996 Plan or the 1997 Plan and options to purchase 684,576 shares were exercisable.

     Unless otherwise specified by the Committee, options granted under the 1996 Plan and the 1997 Plan vest at 20% six months from the date of grant and 20% on each of the first, second, third and fourth anniversaries of the date of the grant. The options granted in conjunction with the Offering vest at 20% on December 31, 1997 and 20% on each of the first, second, third and fourth anniversaries of the date of the grant.

     Effective February 1, 1997, the Company adopted the provisions of SFAS 123. As permitted by SFAS 123, the Company has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized for stock-based compensation, since the options granted were at prices that equaled or exceeded their estimated fair market value at the date of grant. If compensation expense for the Company's stock options issued in 1996 and 1997 had been determined based on the fair value method of accounting, for fiscal 1997 and fiscal 1996 the Company's net income would have been reduced to the pro forma amounts indicated below:

                                              JANUARY 31,        FEBRUARY 1,
                                                1998               1997
                                              -----------        -----------
 Net income
   As reported...............               $5,241,000         $30,441,000
   Pro forma.................               $4,385,000         $30,210,000
Pro forma net income per share-
   As reported................                   $0.22               $1.28
   Pro forma..................                   $0.18               $1.27

         The fair value of issued stock options were estimated on the date of grant using the Black-Scholes option pricing model, incorporating the following assumptions:

                                          JANUARY 31,          FEBRUARY 1,
                                             1998                   1997
                                             ----                   ----
Dividend yield..................               0%                     0%
Volatility factor...............           36.56%                     0%
Risk-free interest rate.........            6.02%                  6.46%
Expected life of options........         5 years                 5 Years
Weighted average fair value
on grant date...................         $5.82 per share        $0.74 per share


     On September 17, 1997, the Company approved the adoption of the ESPP, which authorized up to 360,000 shares of Common Stock for employee purchase through payroll deductions at 85% of fair market value. All employees of the Company, who have completed at least 90 days of employment and attained 21 years of age, are eligible to participate, except for employees who own Common Stock or options on such common stock which represents 5% or more of the Company.

     11. SAVINGS AND INVESTMENT PLAN

     The Company has adopted The Children's Place 401(k) Savings and Investment Plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is a defined contribution plan established to provide retirement benefits for all employees who have completed one year of service with the Company and attained 21 years of age.

     The 401(k) Plan is employee funded up to an elective annual deferral and also provides an option for the Company to contribute to the 401(k) Plan at the discretion of the 401(k) Plan's trustees. The Company did not exercise its discretionary contribution option during 1995 and 1996. In January 1997, the 401(k) Plan was amended whereby the Company will match the lesser of 50% of the participant's contribution or 2.5% of the participant's compensation. During fiscal 1997 and fiscal 1996, the Company's matching contributions on the 401(k) Plan were approximately $247,000 and $19,000, respectively.

     12. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes the quarterly financial data for the periods indicated (dollars in thousands, except for per share amounts):

                                                                                FISCAL YEAR ENDED JANUARY 31, 1998
                                                                                ----------------------------------
                                                                          First           Second            Third       Fourth
                                                                         Quarter          Quarter          Quarter      Quarter
                                                                         -------          -------          -------      --------
Net sales................................................                 $39,203          $33,534         $54,489      $65,331
Gross profit............................................                   14,018            9,802          21,408       23,864
Net income (loss).......................................                    1,011           (1,744)          1,754(2)     4,220
Pro forma basic net income (loss) per common share                          $0.05           $(0.09)        $  0.08        $0.17
Pro forma diluted net income (loss) per common share                        $0.04           $(0.07)        $  0.07        $0.17

                                                                                FISCAL YEAR ENDED FEBRUARY 1, 1997
                                                                                -----------------------------------
                                                                          First          Second            Third         Fourth
                                                                         Quarter         Quarter          Quarter        Quarter
                                                                         -------         --------         -------        -------
Net sales...............................................                 $30,438          $25,974         $40,353        $47,073
Gross profit............................................                  10,238            7,873          16,976         18,965
Net income (loss).......................................                     637           (2,099)          5,312         26,591(1)
Pro forma basic net income (loss) per common share......                   $0.03           $(0.10)          $0.26          $1.30
Pro forma diluted net income (loss) per common share....                   $0.03           $(0.09)          $0.22          $1.12

                                                                                FISCAL YEAR ENDED FEBRUARY 3, 1996
                                                                                ------------------------------------
                                                                          First           Second            Third         Fourth
                                                                         Quarter          Quarter          Quarter        Quarter
                                                                         -------          -------          -------        -------
Net sales..............................................                  $25,433          $23,181          $33,713        $39,733
Gross profit...........................................                    7,224            5,530           11,640         14,232
Net income (loss)......................................                   (1,116)          (2,959)           2,382          3,347

  -----------
(1)   Includes a reversal of a valuation allowance on a net deferred tax asset of $21,042.  (see Note 8 - Income Taxes).
(2)   Includes an extraordinary loss on the extinguishment of debt of
      $1,743.  (see Note 2 - Initial Public Offering).

     13. RELATED PARTY TRANSACTIONS

     Concurrently with the 1996 Private Placement, the Company entered into a management agreement with SKM which provides for the payment of an annual fee of $150,000, payable quarterly in advance, in exchange for certain financial advisory services. This management agreement remains in effect until SKM or any of its affiliates' total ownership of the Company's Common Stock is less than 10% on a fully diluted basis. Pursuant to the advisory agreement, the Company incurred fees and expenses to SKM of approximately $153,000 in fiscal 1997 and approximately $93,000 during fiscal 1996.

     14. SUBSEQUENT EVENTS (UNAUDITED)

     On March 26, 1998, the Committee authorized the repricing of certain options granted in conjunction with the Offering under the 1996 Plan and the 1997 Plan to the average market price on March 27, 1998 of $8.70 per share. The repricing re-established the options granted to employees as an incentive to improve the overall performance of the Company. Options granted to officers were not repriced.